Exhibit 23.1

Independent Auditors’ Consent

We consent to the incorporation by reference in Registration Statement No. 333-74501 on Form S-3 and Registration Statements No. 33-91890, 33-18996, 33-18997, 33-65768, 333-79093 and 333-43872 on Form S-8 of Armstrong Holdings, Inc. of our report dated April 16, 2004, with respect to the consolidated balance sheets of Worthington Armstrong Venture as of December 31, 2003 and 2002 and the related consolidated statements of income, partners’ equity, and cash flows for each of the years in the three-year period ended December 31, 2003, which report appears in the December 31, 2003 annual report on Form 10-K/A of Armstrong Holdings, Inc.

Our report dated April 16, 2004 refers to a change in the method of accounting for goodwill and other intangible assets.

/s/ KPMG LLP

Philadelphia, Pennsylvania
October 27, 2004